UNITED REFINING ENERGY CORP.

823 ELEVENTH AVENUE

NEW YORK, NEW YORK 10019

December 6, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:	John Reynolds

Assistant Director

Re:	United Refining Energy Corp. (the “Registrant”)

Registration Statement on Form S-1, as amended

SEC File No. 333-144704

Dear Sir:

We hereby confirm in writing the withdrawal of our prior request dated December 4, 2007 that the above-referenced Registration Statement on Form S-1, as amended, be declared effective at 4:30 p.m. on Thursday, December 6, 2007, or as soon thereafter as practicable. If you require additional information, please call Stuart Neuhauser at (212) 370-1300.

Very truly yours,

/s/ James E. Murphy
James E. Murphy
Chief Financial Officer

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Maxim Group LLC

405 Lexington Avenue

New York, New York 10174

December 6, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	United Refining Energy Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333- 144704)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, the undersigned, as representatives of the underwriters, hereby join in the request of the Company to withdraw the prior request dated December 4, 2007 that the effective date of such registration statement be accelerated to 4:30 p.m. (NYT) on Thursday, December 6, 2007, or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK SECURITIES INC., as representative of the underwriters

By:	/s/ Francis Wandels
Name:	Francis Wandels
Title:	Director

MAXIM GROUP LLC, as representative of the underwriters

By:	/s/ Edward Rose
Name:	Edward Rose
Title:	Vice Chairman and General Counsel